                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                             BKF Capital Group, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    05548G102
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2004
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

       If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box  / /.

       NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------

1     The   remainder  of this cover  page  shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

---------------------                                      ---------------------
CUSIP No. 05548G102                  13D                     Page 2 of 11 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   450,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                450,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     450,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 05548G102                  13D                     Page 3 of 11 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   450,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                450,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     450,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 05548G102                  13D                     Page 4 of 11 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   450,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                450,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     450,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 05548G102                  13D                     Page 5 of 11 Pages
---------------------                                      ---------------------

       The following  constitutes the Schedule 13D filed by the undersigned (the
"Schedule 13D").

Item 1.  Security and Issuer.
         -------------------

       This statement relates to shares of the Common Stock, par value $1.00 per share (the "Shares"),  of BKF Capital Group, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at One Rockefeller  Plaza, New York,
New York 10020.

Item 2. Identity and Background.
        -----------------------

       (a) This  statement  is filed by Steel  Partners  II,  L.P.,  a  Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

       Partners  LLC is the  general  partner  of Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

       (b) The  principal  business  address  of each  Reporting  Person  is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

       (c) The  principal  business  of Steel  Partners II is  investing  in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

       (d) No Reporting  Person has, during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) No Reporting Person has, during the last five years,  been party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mr. Lichtenstein is a citizen of the United States of America.

---------------------                                      ---------------------
CUSIP No. 05548G102                  13D                     Page 6 of 11 Pages
---------------------                                      ---------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

       The  aggregate  purchase  price  of the  450,100  Shares  owned  by Steel
Partners II is $12,043,949, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

Item 4.  Purpose of Transaction.
         ----------------------

       The  Reporting  Persons  purchased  the  Shares  based  on the  Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

       No Reporting  Person has any present plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item
4 of  Schedule  13D  except as set  forth  herein  or such as would  occur  upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

       (a) The  aggregate  percentage  of Shares  reported  owned by each person named  herein is based upon  6,898,903  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the  Issuer's  Proxy  Statement on
Schedule  14A filed with the  Securities  and Exchange  Commission  on April 15,
2004.

       As of the  close of  business  on  April  29,  2004,  Steel  Partners  II beneficially owned 450,100 Shares, constituting approximately 6.5% of the Shares outstanding.  As the general  partner of Steel Partners II,  Partners LLC may be deemed to  beneficially  own the  450,100  Shares  owned by Steel  Partners  II, constituting approximately 6.5% of the Shares outstanding. As the sole executive officer  and  managing  member of  Partners  LLC,  which in turn is the  general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 450,100 Shares owned by Steel Partners II,  constituting  approximately 6.5%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive

---------------------                                      ---------------------
CUSIP No. 05548G102                  13D                     Page 7 of 11 Pages
---------------------                                      ---------------------

power with respect to the 450,100 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

       (b) By virtue of his positions  with Partners LLC and Steel  Partners II,
Mr.  Lichtenstein  has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

       (c) Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the  Reporting  Persons.  All of such  transactions  were effected in the open market.

       (d) No person other than the Reporting Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from,  or proceeds from the sale of, the Shares.

       (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.
         ---------------------------------------------------------

       Other than as described  herein,  there are no  contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1.    Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,
               Steel Partners,  L.L.C. and Warren G.  Lichtenstein,  dated April
               29, 2004.

---------------------                                      ---------------------
CUSIP No. 05548G102                  13D                     Page 8 of 11 Pages
---------------------                                      ---------------------

                                   SIGNATURES
                                   ----------

       After  reasonable  inquiry and to the best of his  knowledge  and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:  April 29, 2004                    STEEL PARTNERS II, L.P.

                                          By:  Steel Partners, L.L.C.
                                               General Partner

                                          By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                          STEEL PARTNERS, L.L.C.

                                          By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                           /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN

---------------------                                      ---------------------
CUSIP No. 05548G102                  13D                     Page 9 of 11 Pages
---------------------                                      ---------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
 Shares of Common Stock             Price Per                        Date of
      Purchased                     Share($)                        Purchase
      ---------                     --------                        --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
         1,200                       25.7000                          3/29/04
         3,000                       25.6300                          3/30/04
         1,000                       25.4000                          3/31/04
         2,000                       26.5000                          4/02/04
         2,200                       26.4964                          4/06/04
       100,000                       26.4900                          4/07/04
        50,300                       26.5296                          4/12/04
        75,000                       26.7800                          4/15/04
       189,500                       26.9799                          4/20/04
         2,300                       27.1430                          4/21/04
           100                       27.2000                          4/22/04
         6,800                       27.4040                          4/29/04

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                       None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                       None

---------------------                                      ---------------------
CUSIP No. 05548G102                  13D                     Page 10 of 11 Pages
---------------------                                      ---------------------

                                  EXHIBIT INDEX
                                  -------------

            Exhibit                                                      Page
            -------                                                      ----

1.          Joint  Filing  Agreement  by  and  among  Steel               11
            Partners II, L.P.,  Steel Partners,  L.L.C. and
            Warren G. Lichtenstein, dated April 29, 2004.

---------------------                                      ---------------------
CUSIP No. 05548G102                  13D                     Page 11 of 11 Pages
---------------------                                      ---------------------

                             JOINT FILING AGREEMENT
                             ----------------------

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on  Schedule  13D dated  April 29,  2004
(including  amendments  thereto) with respect to the Common Stock of BKF Capital
Group,  Inc.  This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated:   April 29, 2004                   STEEL PARTNERS II, L.P.

                                          By:  Steel Partners, L.L.C.
                                               General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein
                                              Managing Member

                                          STEEL PARTNERS, L.L.C.

                                          By:  /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein
                                              Managing Member

                                           /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN